Filed by Concho Resources Inc.

(Commission File No. 001-33615)

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Subject Company: Concho Resources Inc. (Commission File No.: 001-33615)

Date: October 19, 2020

The following email was sent to employees of Concho Resources Inc. on October 19, 2020.

Dear Team,

Moments ago, we announced that we have executed an agreement under which ConocoPhillips will acquire Concho in an all-stock transaction. Through this combination, we are joining a strong, diversified energy company with the scale and resources to thrive in today’s markets and for the long-term. Importantly, we remain committed to the region, and ConocoPhillips will enhance its competitive position in Midland, where I will lead the combined company’s Lower 48 segment.

Thanks to your hard work, Concho has grown into one of the largest unconventional shale producers in the Permian Basin, where we call home, and in the entire United States. We have a high-quality asset base, a culture of operational excellence, safety and efficiency, and a strong balance sheet. And we continue to succeed by taking decisive actions and evolving as our markets change. Through consolidation, we will apply our assets, capabilities and performance to the business model of the future, creating a better-capitalized company with enhanced capital discipline, more flexibility and an unwavering commitment to sustainability.

From our position of strength and in light of these trends, our Board of Directors and management team conducted a thorough review of a wide range of options. As a result of that process, the Board unanimously determined that the opportunity to join with ConocoPhillips is the best path forward for Concho.

We believe this announcement reflects the strength of our assets and the quality of our people. It also validates our hard work to date and the potential of our company. At Concho, we have always raised the bar and set the standard for others in the Permian. Together with ConocoPhillips, we will stay true to our ideals and deliver superior value for our stakeholders as part of a larger organization by:

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Creating an upstream leader. Headquartered in Houston, ConocoPhillips is one of the world’s largest independent E&P companies based on production and proved reserves. We are bringing together two best-in-class asset portfolios to create a combined global resource base of approximately 23 billion barrels of oil. Through this transaction, Concho’s assets will become part of ConocoPhillips’ Lower 48 segment. Together, we will have an asset base spanning more than 1.6 million acres in the Permian Basin. Our footprints in the Permian are complementary, and by combining we will have even more scale in the Midland and Delaware basins. The Lower 48 is already ConocoPhillips’ largest segment based on production and will only continue to grow as we join with them to create an unconventional Permian powerhouse that also has leading positions in the Eagle Ford, Bakken and the Montney in Canada. Our expanded Permian position will provide a strong complement to ConocoPhillips’ diversified portfolio.

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Building on our shared culture and creating new opportunities for employees. For employees, we expect that being part of a much larger organization with more resources will result in exciting career development and advancement opportunities. Importantly, ConocoPhillips shares our culture of investing in our people and working safely as a team to execute and meet our targets.

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Maintaining our commitments to our communities. We are incredibly proud of how our company and employees have contributed to our local communities. We remain dedicated to building on our record of citizenship, sustainability and responsibility. These are priority areas for ConocoPhillips as well. Together we will elevate our commitment to environmental, social and governance excellence, while continuing to invest in and enhance the places where we live and work. I am excited to remain in Midland with a renewed dedication to the place I call home.

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Delivering value to shareholders. Through this transaction, our shareholders will receive a compelling 15% premium to Concho’s closing share price on October 13 for their shares in the form of ConocoPhillips stock, allowing them to participate in the upside potential of our combined business. In addition, shareholders will benefit from ConocoPhillips’ attractive quarterly cash dividend and shareholder friendly capital return philosophy. The combined company will have enhanced scale, resiliency, diversification and resources to generate solid free cash flow and drive long term value creation.

Next Steps

While this announcement is an important milestone for Concho, please keep in mind that today is only day one. Until the transaction is completed, which we expect to happen in the first quarter of 2021, Concho and ConocoPhillips will continue to operate as independent companies. That means it is business as usual. We are counting on you to stay focused and continue to work safely, operate efficiently and support our teammates so we can execute well and meet our targets.

In terms of bringing our operations together, we will establish an integration planning team with members from both companies. This team will be tasked with preparing a detailed and thoughtful plan to make the post-closing integration as efficient as possible.

We will keep you informed as we move forward. We understand that you may have questions about this announcement and what it means for our company and for you. To help answer some of these questions, I have attached an FAQ document.

We expect this announcement to generate considerable interest from people outside of our company. As always, it is important that we speak with one voice. If you receive inquiries from the media, investors or analysts, please direct them to Megan Hays, Vice President of Investor Relations and Public Affairs.

On behalf of our Board of Directors and leadership team, thank you for your continued dedication to Concho.

Tim

Additional Information and Where to Find It

In connection with the proposed transaction, ConocoPhillips (“ConocoPhillips”) intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Concho Resources Inc. (“Concho”) and ConocoPhillips and that also constitutes a prospectus of ConocoPhillips. Each of Concho and ConocoPhillips may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document that Concho or ConocoPhillips may file with the SEC. The definitive joint proxy statement/prospectus (if and when available) will be mailed to stockholders of Concho and ConocoPhillips. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents containing important information about Concho, ConocoPhillips, and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by Concho will be made available free of charge on Concho’s investor relations website at https://ir.concho.com/investors/. Copies of the documents filed with the SEC by ConocoPhillips will be available free of charge on ConocoPhillips’ website at http://www.conocophillips.com or by contacting ConocoPhillips’ Investor Relations Department by email at investor.relations@conocophillips.com or by phone at 281-293-5000.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Participants in the Solicitation

Concho, ConocoPhillips, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Concho, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Concho’s proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on March 16, 2020, and Concho’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on February 19, 2020. Information about the directors and executive officers of ConocoPhillips, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in ConocoPhillips’ proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on March 30, 2020, and ConocoPhillips’ Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on February 18, 2020, as well as in Forms 8-K filed by ConocoPhillips with the SEC on May 20, 2020 and September 8, 2020, respectively. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Concho or ConocoPhillips using the sources indicated above.

Cautionary Statement Regarding Forward-Looking Statements

The foregoing contains statements that may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. All statements, other than statements of historical fact, included in this communication that address activities, events or developments that Concho or ConocoPhillips expects, believes or anticipates will or may occur in the future are forward-looking statements. Words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “intend,” “could,” “may,” “foresee,” “plan,” “will,” “guidance,” “look,” “outlook,” “goal,” “future,” “assume,” “forecast,” “build,” “focus,” “work,” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements include, but are not limited to, statements regarding the proposed transaction, pro forma descriptions of the combined company and its operations, integration and transition plans, synergies, opportunities and anticipated future performance. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this document. These include, but are not limited to, the following: the risk factors discussed or referenced in Concho’s and ConocoPhillips’ most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Forms 8-K and other filings with the SEC; the impact of public health crises, such as pandemics (including coronavirus (COVID-19)) and epidemics and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; global and regional changes in the demand, supply, prices, differentials or other market conditions affecting oil and gas and the resulting actions in response to such changes, including changes resulting from the imposition or lifting of crude oil production quotas or other actions that might be imposed by the Organization of Petroleum Exporting Countries and other producing countries; changes in commodity prices; changes in expected levels of oil and gas reserves or production; operating hazards, drilling risks, unsuccessful exploratory activities; unexpected cost increases or technical difficulties in constructing, maintaining, or modifying company facilities; legislative and regulatory initiatives addressing global climate change or other environmental concerns; investment in and development of competing or alternative energy sources; disruptions or interruptions impacting the transportation for oil and gas production; international monetary conditions and exchange rate fluctuations; changes in international trade relationships, including the imposition of trade restrictions or tariffs on any materials or products (such as aluminum and steel) used in the operation of Concho’s business; the risk associated with Concho’s and ConocoPhillips’ ability to obtain the approvals of their respective stockholders required to consummate the proposed transaction and the timing of the closing of the proposed transaction, including the risk that the conditions to the transaction are not satisfied on a timely basis or at all or the failure of the transaction to close for any other reason or to close on the anticipated terms, including the anticipated tax treatment; the risk that any regulatory approval, consent or authorization that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; the ability to successfully integrate the businesses and technologies; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; unanticipated difficulties or expenditures relating to the transaction, the response of business partners and retention as a result of the announcement and pendency of the transaction; uncertainty as to the long-term value of ConocoPhillips’ common stock; and the diversion of management time on transaction-related matters; the potential for litigation related to the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of Concho’s common stock or ConocoPhillips’ common stock; the risk that the proposed transaction and its announcement could have an adverse effect on the ability of Concho and ConocoPhillips to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally; the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; the risk that the combined company may be unable to achieve synergies or it may take longer than expected to achieve those synergies; and other important factors that could cause actual results to differ materially from those projected. The effects of the COVID-19 pandemic may give rise to risks that are currently unknown or amplify the risks associated with many of these factors.

Additional information concerning these and other risk factors are also contained in Concho’s and ConocoPhillips’ most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other SEC filings.

Many of these risks, uncertainties and assumptions are beyond Concho’s or ConocoPhillips’ ability to control or predict. Because of these risks, uncertainties and assumptions, readers should not place undue reliance on these forward-looking statements. Nothing in this communication is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per share of Concho or ConocoPhillips for the current or any future financial years or those of the combined company will necessarily match or exceed the historical published earnings per share of Concho or ConocoPhillips, as applicable. Neither Concho nor ConocoPhillips gives any assurance (1) that either Concho or ConocoPhillips will achieve their expectations, or (2) concerning any result or the timing thereof, in each case, with respect to the proposed transaction or any regulatory action, administrative proceedings, government investigations, litigation, warning letters, consent decree, cost reductions, business strategies, earnings or revenue trends or future financial results. Concho and ConocoPhillips undertake no obligation to correct or update any forward-looking statement, except as required by applicable law.